



09059335

SECURIT ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-815001

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2008___ AND ENDING ___12/31/2008___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Morgan Keegan & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Front Street
                                  (No. and Street)

Memphis	**Tennessee**	**38103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles D. Maxwell   **901-524-4100**
                                                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        Ernst & Young LLP
                         (Name – *of individual, state last, first, middle name*)

6410 Poplar Avenue, Suite 500	**Memphis**	**TN**	**38119**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, R. Patrick Kruczek and Charles D. Maxwell, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of December 31, 2008, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of the New York Stock Exchange, Inc.

State
of
Tennessee
Notary
Public

Notary Public

R. Patrick Kruczek
President and Chief Operating Officer

Charles D. Maxwell
Chief Financial Officer

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ■ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Morgan Keegan & Company, Inc. and Subsidiary

Financial Statements
and Supplemental Information

Year Ended December 31, 2008

Contents

 **ERNST & YOUNG**

Ernst & Young LLP
6410 Poplar Avenue
Suite 500
Memphis, Tennessee 38119

Tel: +1 901 526 1000
Fax: +1 901 577 6342
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morgan Keegan & Company, Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Keegan & Company, Inc. and subsidiary (the Company) as of December 31, 2008, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2009

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2008

Assets

Cash	$ 40,460,051
Securities segregated for regulatory purposes, at market	160,900,000
Deposits with clearing organizations and others	17,852,296
Receivables from brokers, dealers and clearing organizations	178,557,977
Receivables from customers	421,370,210
Securities purchased under agreements to resell	359,220,149
Securities owned, at market	827,712,243
Memberships in exchanges, at cost (estimated market value $1,691,000)	90,129
Furniture, equipment, and leasehold improvements, less allowances for depreciation and amortization of $18,534,261	26,606,996
Due from affiliate	99,054,352
Other assets	246,971,806
Total assets	$ 2,378,796,209

Liabilities and stockholder's equity

Liabilities:

Short-term borrowings	$ 67,600,000
Due to affiliate	21,148,685
Payables to brokers and dealers and clearing organizations	20,158,110
Payables to customers	430,625,948
Customer drafts payable	47,339,235
Securities sold under agreements to repurchase	427,600,244
Securities sold, not yet purchased, at market	207,224,551
Other liabilities	273,932,835
Total liabilities	1,495,629,608

Stockholder's equity:

Common stock, par value $.625 per share: authorized shares 100,000,000; 29,404,235 issued and outstanding shares	18,377,647
Paid-in capital	44,302,477
Retained earnings	820,486,477
Total stockholder's equity	883,166,601
Total liabilities and stockholder's equity	$ 2,378,796,209

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Income

Year Ended December 31, 2008

Revenues

Commissions	$ 248,637,522
Principal transactions	282,761,645
Investment banking	198,914,392
Interest	88,518,565
Investment management fees	133,731,719
Other	34,338,411
	986,902,254

Expenses

Compensation	561,466,949
Floor brokerage and clearance	12,926,315
Communications	59,191,583
Travel and promotional	21,416,489
Occupancy and equipment cost	41,878,092
Interest	38,021,699
Taxes, other income taxes	28,062,316
Other operating expenses	82,425,517
	845,388,960

Income before income taxes	141,513,294
Income tax expense	50,511,727
Net income	$ 91,001,567

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2008	29,404,235	$ 18,377,647	$ 44,071,738	$729,484,910	$791,934,295
Net income				91,001,567	91,001,567
Capital contribution from Parent			230,739		230,739
Balance at December 31, 2008	29,404,235	$ 18,377,647	$ 44,302,477	$820,486,477	$883,166,601

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Year Ended December 31, 2008

Operating activities

Net income	$ 91,001,567
Adjustments to reconcile net income to net cash provided by operating activities:	
Net loss on sales of firm investments	3,818,430
Depreciation and amortization	13,815,734
Deferred income taxes	(8,893,839)
	99,741,892
(Increase) decrease in operating assets:	
Securities segregated for regulatory purposes, at market	23,200,000
Deposits with clearing organizations and others	2,736,679
Receivables from brokers and dealers and clearing organizations	(45,118,192)
Receivables from customers	23,993,175
Securities purchased under agreements to resell	197,523,900
Securities owned, at market	(26,729,232)
Other assets	(74,358,745)
Increase (decrease) in operating liabilities:	
Payables to brokers and dealers and clearing organizations	(10,625,163)
Payables to customers	(74,860,710)
Customer drafts payable	(3,479,999)
Securities sold under agreements to repurchase	(213,777,318)
Securities sold, not yet purchased, at market	(10,130,740)
Other liabilities	21,061,683
	(190,564,662)
Net cash used in operating activities	(90,822,770)

Investing activities

Net proceeds from sales of firm investments	6,704,760
Purchases of furniture, equipment, and leasehold improvements	(7,851,414)
Net cash used in investing activities	(1,146,654)

Financing activities

Capital contribution from Parent	230,739
Short-term borrowings	67,600,000
Due from affiliate	7,737,609
Due to affiliates	(1,068,342)
Net cash provided by financing activities	74,500,006
Net increase in cash	(17,469,418)
Cash at beginning of year	57,929,469
Cash at end of year	$ 40,460,051

Income tax payments totaled $68,269,315 in 2008. Interest payments totaled $38,514,904 in 2008.

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2008

1. Description of the Company and Basis of Presentation

Morgan Keegan & Company, Inc. and Subsidiary (the Company or Morgan Keegan) is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Regions Financial Corporation, Inc. (the Parent or Regions). The Company is in one principal line of business of providing investment services primarily in the southern United States. These services include the underwriting, distribution, trading and brokerage of equity and debt securities, as well as the sale of mutual funds and other investment products. In addition, the Company provides investment management for retail and institutional clients and trust services for retail clients. The Company is a member of the Financial Industry Regulatory Authority and other principal exchanges.

The Consolidated Financial Statements include the accounts of the Company and its subsidiary after elimination of all material intercompany balances and transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Financial Assets and Liabilities

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of the short-term nature of the financial instruments, approximate current fair value. See Note 15 for discussion of determining fair value.

Securities Transactions

Proprietary securities transactions and related commission revenue and expense are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with related commissions and clearing expenses recorded on a trade date basis.

Securities

Securities owned and securities sold, not yet purchased are carried at fair value and unrealized gains and losses are reflected in revenues.

Morgan Keegan & Company, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Banking

Management fees on investment banking transactions and selling concessions are recorded on the settlement date. Underwriting fees are generally recorded on the date the underwriting syndicate is closed. Investment management fees are recorded when the services to be performed are completed.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of furniture and equipment and over the shorter of the lease term or useful life of leasehold improvements.

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities-loaned transactions require the borrower to deposit cash or other collateral with the Company. Generally, this amount is in excess of the market value of securities-loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities-borrowed and securities-loaned transactions and is included in other assets or other liabilities on the Consolidated Statement of Financial Condition and the respective interest balances on the Consolidated Statement of Income.

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the Consolidated Statement of Financial Condition and the respective interest balances on the Consolidated Statement of Income.

2. Significant Accounting Policies (continued)

Derivatives

The Company records derivative financial instruments at fair value in the Consolidated Statement of Financial Condition and gains and losses are recognized in the Consolidated Statement of Income.

Income Taxes

The Company utilizes the liability method of accounting for income taxes whereby deferred tax assets and liabilities are recorded by applying federal and state tax to cumulative temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Receivables from Customers

Receivables from customers include amounts arising from uncompleted transactions and margin balances. Securities, which are owned by customers but held as collateral for receivables from customers, are not included in the consolidated financial statements.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations include amounts due on failed securities transactions, as well as securities loaned or borrowed.

Memberships in Exchanges

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost. Assessments of the potential impairment of carrying value, in accordance with FASB Statement No. 144, *Impairment and Disposal of Long Lived Assets*, are made periodically. There were no exchange membership impairments in 2008.

Morgan Keegan & Company, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

In March, 2006, subsequent to its merger with Archipelago Holdings, Inc., the New York Stock Exchange (NYSE) purchased from Morgan Keegan the 5 seats the Company owned in exchange for 393,005 shares of its newly listed common stock (trading under ticker symbol NYX), and approximately $2 million in cash. These shares were restricted from sale until certain time periods have lapsed. In 2006, Morgan Keegan recorded a gain on the exchange of approximately $13 million. Through December 31, 2007, 262,005 shares had been sold and the remaining 131,000 shares were sold in 2008. A $6 million pre-tax loss was recognized on the sale of these shares in 2008 and the loss was included in Principal Transactions Revenue on the Consolidated Statement of Income.

Recently Adopted Application of Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157), which provides guidance for using fair value to measure assets and liabilities, but does not expand the use of fair value in any circumstance. FAS 157 also required expanded disclosures about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on an entity's financial statements. This statement applies whenever other standards require or permit assets and liabilities to be measured at fair value. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. Morgan Keegan adopted FAS 157 on January 1, 2008, and there was no material effect of adoption on the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (FAS 159). FAS 159 allows entities to voluntarily choose, at specified election dates, to measure financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the fair value option). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument be reported in earnings. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, and earlier adoption is permitted. Morgan Keegan adopted FAS 159 on January 1, 2008, and there was no material effect of adoption on the consolidated financial statements.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Short-Term Borrowings

At December 31, 2008, the Company had an unsecured line of credit of $50,000,000 and a secured line of credit of $175,000,000 with Regions Bank, an affiliate, with no outstanding balance at December 31, 2008. There were no compensating balances associated with these lines of credit, and there is no expiration. The lines bear interest at the federal funds rate plus 50 basis points.

At December 31, 2008, the Company had total lines of credit with other financial institutions of $585,000,000, with expirations prior to December 31, 2009, under which $65,000,000 could be borrowed on an unsecured basis. There were no compensating balances associated with these lines of credit. There was a total of $67,600,000 outstanding against these lines of credit at December 31, 2008. Secured amounts are collateralized by securities held in safekeeping at the respective financial institution. The lines bear interest at rates linked to the federal funds rate.

4. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2008.

5. Securities and Deposits with Clearing Organizations and Others

Securities owned for trading and other purposes consist of the following, at fair value:

	December 31, 2008
U.S. government obligations	$ 349,326,381
State and municipal obligations	308,271,324
Corporate bonds	19,530,240
Bankers' acceptances	5,255,189
Stocks	145,329,109
	$ 827,712,243

State and municipal obligations include an issue with a par value of $12,700,000, which is recorded at an estimated fair value of $4,699,000 at December 31, 2008, as determined by management of the Company, which is the amount expected to be recovered from the bonds. No interest income is being recorded on the bonds.

Deposits with clearing organizations and others consist of cash of $5,959,512 and securities with a total fair value of $11,892,784 at December 31, 2008.

Securities segregated for regulatory purposes consist of U.S. Government obligations with a total fair value of $160,900,000 at December 31, 2008. These securities were on deposit in a special reserve bank account on the dates indicated to satisfy the Company's reserve requirement under Rule 15c 3-3 of the Securities and Exchange Commission.

Securities sold, not yet purchased consist of the following, at fair value:

	December 31, 2008
U.S. government obligations	$ 191,310,560
Corporate bonds	7,237,601
Stocks	380,886
State and municipal obligations	84,676
Banker's acceptances	8,210,828
	$ 207,224,551

5. Securities and Deposits with Clearing Organizations and Others (continued)

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Consolidated Statement of Financial Condition.

6. Receivables from Brokers, Dealers, and Clearing Organizations

Accounts with brokers, dealers and clearing organizations consist of the following:

	December 31, 2008
Receivable:	
Securities failed to deliver	$163,907,748
Due from clearing organizations	156,144
Securities borrowed	14,451,100
Other	42,985
	$178,557,977
Payable:	
Securities failed to receive	$ 15,258,799
Due to clearing organizations	2,884,486
Securities loaned	2,014,825
	$ 20,158,110

7. Leases

The Company leases office space, furniture and equipment under noncancelable leases expiring through 2016, with options to renew certain of the leases for up to an additional five years. Some of the office space leases contain escalation provisions. Total rental expense for the year ended December 31, 2008, was $26,839,822. Included in these totals are payments to related parties of $5,236,161.

Morgan Keegan & Company, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

7. Leases (continued)

Aggregate future annual minimum rental commitments for the years ending December 31 are as follows:

2009	$ 22,372,308
2010	20,947,742
2011	17,692,254
2012	14,965,643
2013	12,592,770
Thereafter	30,309,153
	$118,879,870

Future minimum rental commitments to related parties included in the amounts above total $12,960,471.

8. Commitments and Contingencies

At December 31, 2008, the Company had pledged $46,969,450, in customer-owned securities to cover customer margin requirements with a clearing organization.

In December 2007 and during 2008, Regions, certain of its affiliates, and others were named in class-action lawsuits now pending in the United States District Court for the Western District of Tennessee, on behalf of investors who purchased shares of certain Regions Morgan Keegan Select Funds (the Funds) and/or Regions. As to the Funds, the complaints allege that the Funds and the defendants misrepresented or failed to disclose material facts relating to the activities of the Funds. No class has been certified and at this stage of the lawsuits, the Company cannot determine the probability of a material adverse result or reasonably estimate a range of potential exposures, if any. However, it is possible that an adverse resolution of these matters may be material to the Company's financial position. In addition, the Company has received requests for information from the SEC Staff regarding the matters subject to the litigation described above. Further, the Company has been named in a number of arbitrations to be heard before FINRA regarding the Funds.

0811-1008069

8. Commitments and Contingencies (continued)

The Company has been an underwriter and dealer in auction rate securities. As of December 31, 2008, customers of the Company owned approximately $317.6 million of auction rate securities, and the Company held approximately $140 million of auction rate securities on the Consolidated Statement of Financial Condition. The Company has been contacted by securities regulators and is working on a plan to provide liquidity to its customers holding these instruments. We do not believe the results of these plans, if any, will have a material adverse effect on our financial condition.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

9. Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Parent allocates federal income taxes on a separate return basis. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Significant components of the provision for income taxes for the year ended December 31, 2008, are as follows:

Federal:	
Current	$ 54,206,390
Deferred	(8,893,839)
State	5,199,176
Income tax expense	$ 50,511,727

Notes to Consolidated Financial Statements (continued)

9. Income Taxes (continued)

The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is:

	Year Ended December 31, 2008	
	Amount	Percent
Federal statutory rate applied to pretax earnings	$ 49,529,653	35.0
State and local taxes, less federal income tax benefit	3,378,571	2.4
Nontaxable interest, less nondeductible interest expense	(1,997,478)	(1.4)
Meals and entertainment	757,042	0.5
Other – net	(1,156,061)	(0.8)
	$ 50,511,727	35.7

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2008, are as follows:

Deferred tax assets	
Deferred compensation	$ 40,111,496
Nondeductible reserves	18,845,931
Insurance and benefits	2,184,274
Other	2,118,527
Deferred tax asset	63,260,228
Deferred tax liabilities	
Depreciation and related items	2,790,413
Other	1,061,161
Deferred tax liability	3,851,574
Net deferred tax assets	$ 59,408,654

Net deferred tax assets are included in other assets on the Consolidated Statement of Financial Condition. Management has evaluated the need for a valuation allowance for all or a portion of the deferred tax assets and concluded that no valuation allowance was necessary.

Morgan Keegan & Company, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

9. Income Taxes (continued)

Uncertain Tax Positions

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which requires that only benefits from tax positions that are more-likely-than-not of being sustained upon examination should be recognized in the financial statements. There was no cumulative effect adjustment to retained earnings in connection with the adoption of FIN 48 on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008
Balance at the beginning of year	$ 14,700,000
Additions	–
Subtractions	(12,900,000)
Balance at the end of year	$ 1,800,000

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $1.8 million. During the year ended December 31, 2008, $12.7 million of the 2007 reserve was released due to the resolution with the IRS of the Consolidated Company's federal uncertain tax positions for tax years 1999-2006. The remaining balance of $1.8 million relates to several expected tax exposures arising from issues related to operations of the Company for open tax years.

10. Reverse Repurchase and Repurchase Agreements

The Company enters into repurchase agreements with the obligation to repurchase the securities sold reflected as a liability in the Consolidated Statement of Financial Condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the Consolidated Statement of Financial Condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an

10. Reverse Repurchase and Repurchase Agreements (continued)

equivalent amount of additional securities in safekeeping in the name of the Company. Government securities segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission represents securities purchased under an agreement to resell of $160,900,000 at December 31, 2008.

The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Counterparties are principally primary dealers of U.S. government securities and financial institutions.

11. Employee Benefit Plans

The Company makes discretionary contributions to its 401(k) defined contribution plan covering substantially all employees. Total expense related to the 401(k) plan for the year ended December 31, 2008, was $5,395,132.

The Company also makes discretionary restricted compensation awards, which vest and are amortized over the restriction period, generally five years. Total expense related to these awards for the year ended December 31, 2008, was $24,733,898.

12. Business Combinations and Intangible Assets

In December 2008, Morgan Keegan purchased Revolution Partners, LLC, a Boston, Massachusetts-based investment banking boutique specializing in the technology industry. In connection with this acquisition, the Company recorded $6.6 million of intangibles related to customer lists, which will be amortized over 10 years, and $5.5 million related to employment contracts, which will be amortized of the terms of the contracts, ranging from 3 to 5 years. Morgan Keegan also recorded $7.6 million in goodwill, which will be evaluated at least annually for impairment. These assets are included in other assets on the Consolidated Statement of Financial Condition.

Goodwill recognized in business combinations made by the Company totals $35 million and is included in other assets on the Consolidated Statement of Financial Condition. Assessments of the potential impairment of carrying value, in accordance with FASB Statement No. 144, *Impairment and Disposal of Long Lived Assets,* are made periodically. There were no goodwill impairments in 2008.

12. Business Combinations and Intangible Assets (continued)

Other identifiable intangible assets consisting of customer lists and employment contracts totaling $24.3 million are included in other assets on the Consolidated Statement of Financial Condition. These assets are being amortized over their estimated useful lives. Total amortization expense related to these assets for the year ended December 31, 2008 was $6,169,721.

13. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternate method of the rule, which prohibits a broker-dealer from engaging in any securities transactions when its net capital, as defined, is less than 2% of its aggregate debit balances arising from customer transactions. The SEC may also require a member to reduce its business and restrict withdrawal of capital if its net capital is less than 4% of aggregate debit balances, and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than 5% of aggregate debit balances.

At December 31, 2008, the Company had net capital of $326,740,887, which was 72% of its aggregate debit balances and $314,714,519 in excess of the 2% net capital requirement.

14. Related-Party Transactions

The Company loaned approximately $106 million to an affiliate, Morgan Properties, Inc., for liquidity purposes in 2007. The balance of the loan at December 31, 2008, was approximately $99 million. No interest is being charged to the affiliate.

Amount due to affiliates at December 31, 2008, represents approximately $23 million payable to the Parent and a receivable of $2 million from another subsidiary of the Parent. Both balances arose in the normal course of business.

14. Related-Party Transactions (continued)

At December 31, 2008, the Company had approximately $37 million on deposit with the Parent, which is included in Cash on the Consolidated Statement of Financial Condition. The Company also receives income from the Parent related to money fund balances and other fees. At December 31, 2008, the Company had received approximately $32 million of fee income from the Parent. The majority of this income is included in Investment Management Fees on the Consolidated Statement of Income.

15. Fair Value of Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157), as of January 1, 2008. FAS 157 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). FAS 157 requires disclosures that stratify balance sheet amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These strata include:

Level 1: where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume);

Level 2: where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3: where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

15. Fair Value of Financial Instruments (continued)

Items Measured at Fair Value on a Recurring Basis

Securities owned and securities sold, not yet purchased are recorded at fair value on a recurring basis. These items primarily consist of U.S. Treasuries, mortgage-backed and asset-backed securities, municipal bonds and equity securities. The Company uses quoted market prices of identical assets on active exchanges, or Level 1 measurements. Where such quoted market prices are not available, the Company typically employs quoted market prices of similar instruments (including matrix pricing) and/or discounted cash flows to estimate a value of these securities, or Level 2 measurements. Level 2 discounted cash flow analyses are typically based on market interest rates, prepayment speeds and/or option adjusted spreads. Level 3 measurements include discounted cash flow analyses based on assumptions that are not readily observable in the market place. Such assumptions include projections of future cash flows, including loss assumptions, and discount rates.

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Fair Value
	(In thousands)			
Assets				
Securities segregated for regulatory purposes	$ –	$ 160,900	$ –	$ 160,900
Securities owned	144,900	305,340	377,472	827,712
Liabilities				
Securities sold, not yet purchased	$ 357	$ 88,743	$ 118,124	$ 207,224

Assets and liabilities in all levels could result in volatile and material price fluctuations. Realized and unrealized gains and losses on Level 3 assets represent only a portion of the risk to market fluctuations in the Company's balance sheets.

15. Fair Value of Financial Instruments (continued)

The following table illustrates a rollforward for all assets and (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2008:

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3 measurements only) | |
	Securities Owned	Securities sold, not yet purchased
	(In thousands)	
Beginning balance, January 1, 2008	$ 145,476	$ (57,456)
Total gains (losses) realized and unrealized:		
Included in earnings	(10,355)	430
Included in other comprehensive income	–	–
Purchases and issuances	3,274,324	8,450,524
Settlements	(3,011,621)	(8,488,904)
Transfers in and/or out of Level 3	(20,352)	(22,718)
Ending balance, December 31, 2008	$ 377,472	$ (118,124)

The following table details the presentation of both realized and unrealized gains and losses recorded in earnings for Level 3 assets and liabilities for the twelve months ended December 31, 2008:

| | Total Gains and Losses (Level 3 measurements only) | |
	Securities Owned	Securities sold, not yet purchased
	(In thousands)	
Classifications of gains (losses) both realized and unrealized included in earnings for the period:		
Principal transactions	$ (10,355)	$ 430
Total realized and unrealized gains and (losses)	$ (10,355)	$ 430

15. Fair Value of Financial Instruments (continued)

The following table details the presentation of only unrealized gains and losses recorded in earnings for Level 3 assets and liabilities for the twelve months ended December 31, 2008:

	Securities Owned	Securities sold, not yet purchased
	(In thousands)	
The amount of total gains and losses for the period included in earnings, attributable to the change in unrealized gains (losses) relating to assets and liabilities still held at December 31, 2008:		
Principal transactions	$ (1,761)	$ (217)
Total unrealized gains and (losses)	$ (1,761)	$ (217)

16. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

Financial instruments recorded at fair value on the Company's Consolidated Statement of Financial Condition include securities owned and sold, not yet purchased. Other financial instruments are recorded by the company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's activities involve the execution, settlement and financing of various securities transactions, including customer transactions. Customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur.

16. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to cover such positions at a loss. The Company manages its exposure to these instruments by entering into offsetting or other positions in a variety of financial instruments.

As a securities broker-dealer, a substantial portion of the Company's transactions is collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's or contra party's ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

If another party to the transaction fails to perform as agreed (such as failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company maintains its cash deposits in various financial institutions, several of which include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

In the normal course of business, the Company enters into underwriting and forward and future commitments. At December 31, 2008, the contract amount of future contracts to purchase and sell U.S. Government and municipal securities was approximately $1 million and $62 million, respectively. The Company typically settles its position by entering into equal but opposite contracts and, as such, the contract amounts do not necessarily represent future cash requirements. Settlement of the transactions relating to such commitments is not expected to have a material effect on the Company's financial position. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

16. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

Additionally, in the normal course of business, the Company enters into transactions for delayed delivery, to-be-announced (TBA) securities which are recorded on the Consolidated Statement of Financial Condition at fair value. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

While the Company regularly participates in the trading of some derivative securities for its customers, this trading is not a significant portion of the Company's business.

Supplemental Information

Schedule I

Morgan Keegan & Company, Inc. and Subsidiary

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Total stockholder's equity (from Statement of Financial Condition)	$ 883,166,601
Deductions:	
Nonallowable assets:	
Memberships in exchanges, at cost	90,129
Furniture, equipment, and leasehold improvements, less allowance for depreciation and amortization of $18,534,261 at December 31, 2008	26,606,996
Dividends receivable outstanding longer than 30 days from the payable date	117,736
Aged fails to deliver	535,442
Unsecured customer debit balances	4,359,334
Other assets	321,503,036
Other deductions and/or charges	119,250,506
Securities not readily marketable	23,958,017
Net capital before haircuts on securities positions	386,745,405
Haircuts on securities positions:	
Corporate obligations	1,481,384
Contractual securities commitments	621,263
U.S. Government and agency obligations	12,920,184
State and municipal government obligations	24,717,047
Stocks	19,892,066
Options and other	372,574
Net capital	$ 326,740,887
Aggregate debit items as shown in formula for reserve requirement	$ 452,315,394
Minimum net capital required (greater of $1,000,000 or 2% of aggregate debit items)	$ 12,026,368
Excess net capital	314,714,519
Net capital	$ 326,740,887
Net capital in excess of	
4% of aggregate debit items	$ 308,648,271
5% of aggregate debit items	$ 304,125,117
Percentage of net capital to aggregate debit items	72%

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as of December 31, 2008.

Schedule II

Morgan Keegan & Company, Inc. and Subsidiary

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

Credit balance

Free credit balances and other credit balances in customers' security accounts	$ 465,451,878
Monies borrowed collateralized by securities carried for the accounts of customers	23,159,518
Monies payable against customers' securities loaned	2,014,751
Customers' securities failed to receive	14,409,542
Credit balances in firm accounts which are attributable to principal sales to customers	4,374,746
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed	579,202
Other	11,215,082
Total credit items	$ 521,204,719

Debit balances

Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 414,202,815
Securities borrowed to cover short sales by customers	4,405,127
Failed to deliver of customers' securities not older than 30 calendar days	10,654,934
Margin required with Options Clearing Corporation	23,052,518
Aggregate debit items	452,315,394
Less 3%	(13,569,462)
Total debit items	438,745,932
Excess of credits over debits	$ 82,458,787
Amount on deposit in special reserve bank account	$ 160,900,000

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as of December 31, 2008.

Note - As of December 31, 2008, the Company was able by the above computation to withdraw up to $78,441,213. On January 5, 2009, a total of $60,400,000 was withdrawn from the reserve, making the balance $100,500,000, which was $18,041,213 in excess of the requirement.

0811-1008069

Schedule III

Morgan Keegan & Company, Inc. and Subsidiary

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

Customers' fully paid securities and excess margin securities not in the
respondent's possession or control as of the report date (for which instructions to
reduce to possession or control had been issued as of the report date but for which
the required action was not taken by respondent within the time frames specified
under *Rule 15c3-3*)   None

Customers' fully paid securities and excess margin securities (for which
instructions to reduce to possession or control had not been issued as of the report
date, excluding items arising from temporary lags which result from normal
business operations *as permitted under Rule 15c3-3*).   None

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Segregation Requirements
and Funds in Segregation for Customers
Trading on U.S. Commodity Exchanges

December 31, 2008

For the year ended December 31, 2008, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Secured Amounts and Funds Held in
Separate Accounts for Foreign Futures and Foreign
Options Customers Pursuant to Commission Regulation 30.7

December 31, 2008

For the year ended December 31, 2008, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Segregation Requirements and Funds in
Segregation for Customers' Dealer Options Accounts

December 31, 2008

For the year ended December 31, 2008, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Supplementary Report



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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

The Board of Directors
Morgan Keegan & Company, Inc.

In planning and performing our audit of the consolidated financial statements of Morgan Keegan & Company, Inc. and subsidiary (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Future Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets.

This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2009